

October 19, 2022

Kimo Akiona
Chief Financial Officer
PlayAGS, Inc.
6775 S. Edmond St., Suite 300
Las Vegas , NV 89118

> **Re: PlayAGS, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed March 10, 2022**
> **File No. 001-38357**

Dear Kimo Akiona:

We have reviewed your September 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2022 letter.

Form 10-K for the Fiscal Year ended December 31, 2021

Financial Statements
Note 12 - Commitments and Contingencies, page 97

1. We understand from your response to prior comment two that you have not recognized a loss for additional taxes due, based on an audit by the Alabama Department of Revenue, because you had secured relief of similar audit findings in Oklahoma, although you have not undertaken any actions to reverse, overturn, or invalidate the audit results.

   Tell us how you have assessed the validity of the audit findings, in terms of being under any compulsion to conform your tax computations and to remit payment, in determining that the audit results were not evidence of a liability, particularly in the absence of initiating an appeal. Also describe any incremental or change in circumstances under which you would consider the evidence sufficient to recognize a liability and to begin accruing taxes based on the audit results for accounting purposes.

Given your disclosure that participation revenue and licensing fees are being viewed as taxable lease rental payments, unless you believe that the transaction underlying the additional tax assessment was unique and non-recurring, we continue to believe that you should quantify the taxes that would be payable on similar transactions for each period covered by your annual and subsequent interim reports, based on this view.

 You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation